UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC FILE NUMBER 0-16211 CUSIP NUMBER 24906P109 (Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For Period Ended: March 31, 2022 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION DENTSPLY SIRONA Inc. (Full Name of Registrant) N/A (Former Name if Applicable) 13320 Ballantyne Corporate Place (Address of Principal Executive Office (Street and Number)) Charlotte, North Carolina, United States 28277-3607 (City, State and Zip Code) PART II — RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III — NARRATIVE State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. DENTSPLY SIRONA Inc. (the “Company” or “Dentsply Sirona”) is unable to file its Quarterly Report on Form 10- Q for the period ended March 31, 2022 (the “Form 10-Q”) by the prescribed date of May 10, 2022, without unreasonable effort or expense, for the reasons described below. In March 2022, the Audit and Finance Committee of the Company’s Board of Directors (the “Audit Committee”) commenced an internal investigation of allegations regarding certain financial reporting matters submitted by current and former employees of the Company. The Audit Committee’s investigation is focused on the Company’s use of incentives to sell products to distributors in the third and fourth quarters of 2021 and whether those incentives were appropriately accounted for and the impact of those sales was adequately disclosed in the Company’s periodic reports filed with the Securities and Exchange Commission (“SEC”). The Audit Committee is also investigating allegations that certain former and current members of senior management directed the Company’s use of these incentives and other actions to achieve executive compensation targets in 2021. The Audit Committee has retained independent outside counsel, which has engaged a forensic accounting firm, to assist in its investigation. The Company has voluntarily contacted the SEC to advise it that an internal investigation is underway, and the Audit Committee intends to provide additional information to the SEC as the investigation proceeds. The investigation is ongoing and the Company cannot predict the duration or outcome of the investigation. As a result, the Company has not yet finalized its financial statements or its assessment of the impact of the investigation on its historical financial statements or for the financial statements for the three months ended March 31, 2022, and is therefore unable to file the Form 10-Q on a timely basis. The Company is working toward filing the Form 10-Q as soon as practicable, but does not expect to be in a position to file it within five calendar days following the prescribed due date. Forward Looking Statements All statements in this Form 12b-25 that do not directly and exclusively relate to historical facts constitute “forward- looking statements.” These statements represent current expectations and beliefs, including statements regarding preliminary financial information for the quarter ending March 31, 2022, and no assurance can be given that the results described in such statements will be achieved. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of our control. Furthermore, many of these risks and uncertainties are currently amplified by and may continue to be amplified by or may, in the future, be amplified by, the novel coronavirus (“COVID-19”) pandemic and the impact of varying private and governmental responses that affect our customers, employees, vendors and the economies and communities where they operate. For a written description of these factors, see the section titled “Risk Factors” in Dentsply Sirona’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. No assurance can be given that any expectation, belief, goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events. PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification: Cherée H. Johnson (844) 848-0137 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 10, 2022, the Company announced preliminary financial results for the first fiscal quarter ended March 31, 2022 and included a copy of such announcement in the Company’s current report on Form 8-K furnished to the SEC. Information about the Company’s preliminary financial results, which remain subject to change, for the three months period ended March 31, 2022 compared to the three months period ended March 31, 2021 is included in such announcement. DENTSPLY SIRONA Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date May 10, 2022 By /s/ Cherée H. Johnson Name: Cherée H. Johnson Title: Senior Vice President – Chief Legal Officer, General Counsel and Secretary INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form. ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).